



05007430

RECEIVED
2005 APR 21 A 8:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

13 April 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	*Document*
07.04.05	Tender Offer
06.04.05	AGM resolutions
06.04.05	AGM statement

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

Yours faithfully

P.P. T.D. Hallam

Andrew Scull
Company Secretary

PROCESSED
APR 25 2005
THOMSON FINANCIAL

4imprint Group PLC
07 April 2005

NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, JAPAN, SOUTH AFRICA OR THE REPUBLIC OF IRELAND

4imprint Group plc ('4imprint' or the 'Company')
(Registered Number: 177991)

Tender Offer

Following the announcement on 4 March 2005, 4imprint announces that it will today post a Tender Offer Document to Shareholders detailing the terms of the Tender Offer to return up to £10 million to Shareholders. Accompanying the Tender Offer Document is a Tender Form.

At the Company's Annual General Meeting held on 6 April 2005, the special resolution to grant the Company authority to implement the Tender Offer was duly passed.

1. Introduction

On 21 February 2005, the Board of 4imprint announced that it intended to return up to £10 million of capital to Shareholders. This is being effected by way of the Tender Offer, further details of which are set out below.

2. Background

The Board intends that substantial growth of shareholder value shall be the key objective in the strategic development of the Group. The Board has considered carefully the forward cash generation of the Group, its needs for cash to support its growth, and its responsibility for pensions and other requirements. As at 31 December 2004, the Group had a net cash balance of £12.7 million. The Board has now decided to implement the Tender Offer to return up to £10 million

to Shareholders. Following the return of capital, 4imprint will, the Board believes, retain a strong balance sheet with sufficient cash resources to continue its existing dividend policy.

3. The Tender Offer

The Board is proposing to return up to £10 million of capital through the purchase by the Company of existing Ordinary Shares for cancellation. This return of capital is to be effected by Panmure Gordon purchasing existing Ordinary Shares from Shareholders as principal for a total purchase price of up to £10 million and then selling such Ordinary Shares on the London Stock Exchange to the Company for cancellation pursuant to the Repurchase Agreement.

The principal terms of the Tender Offer (which are set out in more detail in the Tender Offer Document) are as follows:

(a) Panmure Gordon is inviting Shareholders to tender Ordinary Shares (subject to the overall maximum number indicated below) at any price (expressed in whole pence per Ordinary Share) within the Price Range of 230 pence to 270 pence per Ordinary Share;

(b) Panmure Gordon will purchase, as principal, existing Ordinary Shares for a total purchase price of up to £10 million and then sell such Ordinary Shares, on the London Stock Exchange, to the Company for cancellation;

(c) the maximum number of Ordinary Shares to be purchased by Panmure Gordon under the Tender Offer is 4,314,412, representing just less than 15 per cent. of the Company's issued share capital as at 31 December 2004;

(d) all Shareholders (other than certain Overseas Shareholders) on the Register on the Record Date are being given the opportunity to participate in the Tender Offer;

(e) all Ordinary Shares which are successfully tendered will be purchased at the same price (the 'Strike Price'), which will be determined at the conclusion of the Tender Offer on the basis of the prices at which Ordinary Shares have been tendered. The Strike Price will be the lowest price per Ordinary Share (within the Price Range) which will allow Panmure Gordon to purchase Ordinary Shares with an aggregate purchase value not exceeding £10 million, or such lesser amount as the Board, in consultation with Panmure Gordon, may in its absolute discretion, decide and in accordance with the order of priority detailed below;

(f) Shareholders are entitled to tender Ordinary Shares for sale at different prices within the Price Range, but all Ordinary Shares purchased by Panmure Gordon will be purchased at the Strike Price. Any Ordinary Shares tendered at a price or prices above the Strike Price will not be purchased under the Tender Offer;

(g) all or part of a registered holding of Ordinary Shares may be tendered, but only one tender may be made in respect of any single share;

(h) Shareholders may tender any number of Ordinary Shares that are registered in their names on the Record Date in two ways:

(i) tenders may be made at fixed prices, in which case they will only be accepted if the price at which the tender is made is at or below the Strike Price; or

(ii) tenders may be expressed to be made at the Strike Price, rather than at a fixed price in pence, in which case the Shareholder will be treated as having tendered at the price at which the Strike Price is ultimately set;

(i) Subject to the Tender Offer becoming unconditional and not lapsing, tenders from Shareholders will be accepted in the following order of priority:

(i) first, tenders by Shareholders below the Strike Price will be accepted; and

(ii) secondly, tenders at the Strike Price or at a fixed price equal to the Strike Price will be accepted, and may be scaled back pro rata to ensure that (a) the consideration paid to Shareholders does not exceed £10 million or such lesser amount as the Board and Panmure Gordon may, in their absolute discretion, decide and (b) that the number of Ordinary Shares to be purchased by Panmure Gordon under the Tender Offer does not exceed 4,314,412.

If the Strike Price were to be 230 pence, being the bottom end of the Price Range, the Company could repurchase up to 4,314,412 Ordinary Shares, representing approximately 15 per cent. of its current issued share capital. If the Strike Price were to be 270 pence, being the top end of the Price Range, the Company could repurchase up to 3,703,703 Ordinary Shares, representing approximately 13 per cent. of its current issued share capital.

In exercising their discretion to set an amount for the return of capital under the Tender Offer, the matters to which the Board and Panmure Gordon will have regard will include the value being delivered to the remaining Shareholders through enhanced earnings per share, whilst at the same time ensuring an effective capital structuring of the Group. To the extent that the aggregate amount returned to Shareholders under the Tender Offer falls short of £10 million, the Company will consider utilising the authority to make market purchases of up to 1,438,137 Ordinary Shares which was obtained at the AGM.

Shareholders should note that the Tender Offer will lapse if less than one per cent. in aggregate of the existing issued ordinary share capital of 4imprint is

tendered.

Shareholders do not have to tender any Ordinary Shares but, once submitted, a Tender Form is irrevocable and cannot be withdrawn. Shareholders should note that, once tendered, Ordinary Shares may not be sold, transferred, charged or otherwise disposed of.

4. Repurchase Agreement

Under the terms of the Repurchase Agreement the Company will acquire, through an on-market repurchase, all of the Ordinary Shares acquired by Panmure Gordon pursuant to the Tender Offer, at a price per Ordinary Share equal to the Strike Price.

5. Directors

None of the Directors intends to tender any Ordinary Shares held by them pursuant to the Tender Offer.

6. Overseas Shareholders

The attention of all Overseas Shareholders is drawn to the section entitled 'Overseas Shareholders' in Part II of the Tender Offer Document and to the relevant provisions of the Tender Form. It is the responsibility of all Overseas Shareholders to satisfy themselves as to the observance of any legal requirements in their jurisdiction, including, without limitation, any relevant requirements in relation to the ability of such Shareholders to complete and return a Tender Form.

The Tender Offer is not being made, directly or indirectly in or into the United States, Canada, Australia, Japan, South Africa or the Republic of Ireland and the Tender Offer cannot be accepted from within the United States, Canada, Australia, Japan, South Africa or the Republic of Ireland.

Accordingly, copies of the Tender Offer Document, the Tender Forms and any related documents are not being and must not be mailed or otherwise distributed or sent in, into or from the United States, Canada, Australia, Japan, South Africa or the Republic of Ireland including to Shareholders with registered addresses in the United States, Canada, Australia, Japan, South Africa or the Republic of Ireland or to persons who are custodians, nominees or trustees holding shares for persons in the United States, Canada, Australia, Japan, South Africa or the Republic of Ireland. Persons receiving such documents (including, without limitation, custodians, nominees and trustees) must not distribute, send or mail them in, into or from the United States, Canada, Australia or Japan, South Africa or the Republic of Ireland and so doing will render invalid any related purported acceptance of the Tender Offer. Envelopes containing Tender Forms must not be postmarked in the United States, Canada, Australia, Japan,

South Africa or the Republic of Ireland or otherwise despatched from the United States, Canada, Australia, Japan, South Africa or the Republic of Ireland and all accepting Shareholders must provide addresses outside the United States, Canada, Australia, Japan, South Africa or the Republic of Ireland for the remittance of cash or return of Tender Forms and any other documents. Failure to observe these requirements will render invalid any purported acceptance of the Tender Offer.

7. Recommendation

The Board is making no recommendation as to whether or at what price Shareholders should tender Ordinary Shares under the Tender Offer. Shareholders are recommended to consult their duly authorised independent financial advisers authorised under the Financial Services and Markets Act 2000 in making their decision.

EXPECTED TIMETABLE

Tender Offer commences	8.00 a.m. on 8 April 2005
Latest time and date for receipt of Tender Forms	3.00 p.m. on 21 April 2005
Record Date for Tender Offer	5.00 p.m. on 21 April 2005
Tender Offer trade date	22 April 2005
Announcement of take-up level under the Tender Offer	By 8.00 a.m. on 22 April 2005
CREST accounts credited with Tender Offer proceeds and revised holdings of Ordinary Shares	27 April 2005
Despatch of cheques for Tender Offer proceeds in respect of certificated Ordinary Shares	27 April 2005
Despatch of balance share certificates in respect of any unsold Ordinary Shares and share certificates in respect of unsuccessful tenders	27 April 2005

The above times are all UK times. If any of the above times and/or dates change, the revised time(s) and/or date(s) will be notified to Shareholders by announcement through a Regulatory Information Service.

DEFINITIONS

The following definitions apply throughout this announcement unless the context otherwise requires:

'4imprint' or the 'Company'	4imprint Group plc
'Act'	the Companies Act 1985, as amended
'AGM'	the annual general meeting of Shareholders of the Company convened on 6 April 2005
'Australia'	the Commonwealth of Australia, its states, territories and possessions
'Board' or the 'Directors'	the board of directors of 4imprint as at the date of this announcement
'Canada'	Canada, its provinces and territories and all areas subject to its jurisdiction and any political subdivision thereof
'Group'	the Company and its subsidiary undertakings
'Japan'	Japan, its possessions and territories and all areas subject to its jurisdiction and any political subdivision thereof
'Listing Rules'	the listing rules issued by the UK Listing Authority pursuant to Part VI of the Financial Services and Markets Act 2000
'London Stock Exchange'	London Stock Exchange plc
'Ordinary Shares'	ordinary shares of 38 6/13p each in the capital of the Company
'Overseas Shareholder'	a Shareholder who is resident in, or a citizen of, a jurisdiction outside the United Kingdom
'Panmure Gordon'	Panmure Gordon & Co., Limited
'Price Range'	the range of prices within which Ordinary Shares may be purchased by Panmure Gordon pursuant to the terms of the Tender Offer, being 230 pence to 270 pence per Ordinary Share
'Record Date'	5.00 p.m. (UK time) on 21 April 2005
'Register'	the register of members of 4imprint
'Regulatory Information	any of the services approved by the UK Listing Authority for the purposes of the Listing Rules for the dissemination of

Service'	regulatory information, such approved services being set out in schedule 12 of the Listing Rules
'Repurchase Agreement'	the agreement dated 6 April 2005 between the Company and Panmure Gordon for the repurchase by the Company as an on market purchase (as defined in the Act), on the London Stock Exchange, of the Ordinary Shares purchased by Panmure Gordon pursuant to the Tender Offer
'Republic of Ireland'	the Republic of Ireland, its possessions and territories and all areas subject to its jurisdiction and any political subdivision thereof
'Restricted Territories'	United States, Canada, Australia, Japan, South Africa and the Republic of Ireland
'Shareholders'	holders of Ordinary Shares resident in, or citizens of, a jurisdiction outside the Restricted Territories
'South Africa'	the Republic of South Africa, its possessions and territories and all areas subject to its jurisdiction and any political subdivision thereof
'Strike Price'	the price at which Panmure Gordon will purchase Ordinary Shares pursuant to the Tender Offer, which will be determined in accordance with the provisions set out in the Tender Offer Document
'Strike Price Tender'	a tender of Ordinary Shares for sale at the Strike Price
'Tender Form'	the tender form accompanying the Tender Offer Document for use by Shareholders in connection with the Tender Offer
'Tender Offer'	the invitation by Panmure Gordon to Shareholders (other than certain Overseas Shareholders) to tender Ordinary Shares on the terms and subject to the conditions set out in the Tender Offer Document and the Tender Form
'Tender Offer Document'	the tender offer document posted today by the Company containing details of the Tender Offer
'UK Listing Authority'	the Financial Services Authority as the competent authority for listing in the United Kingdom under Part VI of the Financial Services and Markets Act 2000
'United Kingdom'	The United Kingdom of Great Britain and Northern Ireland

or 'UK'

'United States' or 'US'	The United States of America, its territories and possessions, any state of the United States and other areas subject to its jurisdiction and the District of Columbia

TENDER OFFER DOCUMENT

Copies of the Tender Offer Document and the full text of the relevant resolutions passed at the AGM have today been filed with the UK Listing Authority. These will be available shortly through the Document Viewing Facility.

ENQUIRIES

4imprint Group plc

Ken Minton, Executive Chairman 0161 272 4000

Panmure Gordon

Dominic Morley 020 7187 2000

Panmure Gordon, which is regulated in United Kingdom by the Financial Services Authority, is acting for 4imprint and for no-one else in connection with the Tender Offer and will not be responsible to anyone other than 4imprint for providing the protections afforded to customers of Panmure Gordon or for providing advice in connection with the matters set out in this announcement or any transaction or arrangement referred to herein.

4imprint Group PLC
06 April 2005

Annual General Meeting - 6 April 2005

The Company announces that at the Annual General Meeting held earlier today, all the resolutions proposed were passed.

This information is provided by RNS
The company news service from the London Stock Exchange

4imprint Group PLC
06 April 2005

6 April 2005

4imprint Group plc ('4imprint' or the 'Company')
(Registered number 177991)
CHAIRMAN'S AGM STATEMENT

As this is my first AGM statement to shareholders, I want to use the opportunity it affords to speak to you about the strategy we are pursuing in 4imprint. After the problems which beset the company in 2002/3 the most urgent priority of the Board was first, to stop the destruction of value which had occurred and secondly, to formulate and execute a programme of progressive restoration of value.

As you are aware, the first part of this programme was put underway late in 2003 and by the middle of 2004 the company had been brought to a state of modest, but sustainable profitability.

The programme of rebuilding value was put underway in the second half of last year and continues. The principal features of this programme, which covers all four sections of the Group's business, is as follows:-

(a) European Direct Marketing and Corporate Programmes.

This sector includes the Manchester-based business and the Germany based Kreyer company, with the former representing 85% of the total.

Early in the second half of last year, a major review of the UK business

took place, with the intention of establishing a route to sustained value growth. The following actions have been executed:-

(i) Significant reductions in infrastructure costs have been secured.
(ii) The under performing Corporate Programmes business has been refocused onto demanding profit targets and several unprofitable contracts have been disengaged.

(iii) The Direct Marketing business is undergoing substantial change. This business represents a great opportunity for 4imprint UK to develop aggressively a 'catalogue/internet/telephone' business based on the skills/technology developed in 4imprint Inc in the USA. A new team has been put in place to execute this plan.

(iv) The Senior Management has been changed and a very strong team has been established committed and incentivised to drive the business forward.

The prospects for this sector are encouraging.

(b) European Premium Promotions

In 2004, the business underperformed previous years, changes were necessary and a major review was carried out. Loss making and under performing sections were eliminated and the core 'creative and design' units were reduced in number and refocused into areas where the skills and knowledge in PPI could be best exploited.

(c) US Direct Marketing - The 4imprint Inc Business

This business represents the fastest growing business in the Group and has great potential. It is the USA market leader in the catalogue/internet/telephone method of marketing and selling promotional products. Sales in 2004 were 17% greater than 2003, and prospects for further sustained strong growth are real and achievable, through sustained investment in catalogue design and web expertise.

(d) AIA - The Franchising Business

This franchise business is the only such business in the 4imprint Group and

was acquired in 2000. Post acquisition financial problems, which damaged the group severely, have been eliminated and the business is now well run and operates under strong financial controls. In 2004, AIA has system wide sales of $115 million generated operating profits of $1.80 million from around 350 Franchises.

AIA's growth plan is principally based on the introduction of the new, non-franchisee sales partnerships which will run in parallel with the existing franchises, but in different geographical areas. This new development is being introduced selectively with the full support of current Franchisees.

(e) Overheads

The overhead structure supporting the four sectors has been streamlined and it is intended to hold costs at around £1 million/annum: a significant reduction on previous years.

The 4imprint Group is strongly cash generating. It is non capital intensive; its fixed assets base is adequate to support considerable organic growth. The strategy being pursued expects the Group to achieve its growth organically; significant acquisitions are not envisaged. Equally, if any part of the Group's business does not fit our demanding growth strategy, disposal would be considered. Consequently, the Group should progressively increase its cash resources. The Board intends that a significant part of this cash should be returned to shareholders. The proposed share buy back on which shareholders will vote today, coupled with an attractive dividend policy, should ensure that shareholders participate in the benefits of the Groups recovery and growth programmes.

Finally, a few words about current trading. Shareholders will be pleased to hear that though it is early in the year, the Group has made a good start to the year with sales and profits ahead of last year and in line with expectations. Only European Promotions, where the tough trading conditions experienced in the second half of 2004 have continued into this year, has done less well than the previous year.

As a whole business, the Group looks forward to a year of progress for 2005.

K.J. Minton

Chairman
6 April 2005

-Ends-

Enquiries:
4imprint Group plc
Ken Minton, Executive Chairman 0161 272 4000

back to the top